SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,419,700
Derivatives		Swap referenced in ADR				26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	06	241,300	R$ 20.48	R$ 4,941,824.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	06	241,300	R$ 20.48	R$ 4,941,824.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	08	146,900	R$ 20.17	R$ 2,962,973.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	08	146,900	R$ 20.17	R$ 2,962,973.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	09	2,814,800	R$ 20.07	R$ 56,493,036.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	09	2,814,800	R$ 20.07	R$ 56,493,036.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	13	2,366,200	R$ 19.38	R$ 45,856,956.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	13	2,366,200	R$ 19.38	R$ 45,856,956.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	16	659,400	R$ 18.90	R$ 12,462,660.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	16	659,400	R$ 18.90	R$ 12,462,660.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	27	2,363,200	R$ 18.17	R$ 42,939,344.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	27	2,363,200	R$ 18.17	R$ 42,939,344.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	28	1,098,300	R$ 18.15	R$ 19,934,145.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	28	1,098,300	R$ 18.15	R$ 19,934,145.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,419,700
Derivatives		Swap referenced in ADR				26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					570,563

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	69,873	R$ 20.49	R$ 1,431,697.77
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	21,828	R$ 20.48	R$ 447,037.44
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	14,650	R$ 20.48	R$ 300,032.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	47,622	R$ 18.75447	R$ 893,125.15
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	36,074	R$ 18.76868	R$ 677,061.34
Shares	Common	Direct with the Company	Plan of Shares Acquisition	19	37,931	R$ 18.80774	R$ 713,396.52
Shares	Common	Direct with the Company	Plan of Shares Acquisition	21	68,681	R$ 18.80	R$ 1,291,202.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	23	51,408	R$ 18.33	R$ 942,308.64
Shares	Common	Direct with the Company	Plan of Shares Acquisition	23	10,737	R$ 18.05688	R$ 193,876.68
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	285,993	R$ 18.17	R$ 5,196,492.81
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	1,253,111	R$ 18.24440	R$ 22,862,256.22
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	668,489	R$ 18.15	R$ 12,133,075.35

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					3,136,960

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer